Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290944

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 6, 2025)

1,580,437 Shares of Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated November 6, 2025 (the “Prospectus”), filed with the Securities and Exchange Commission as part of the registration statement on Form S-3 (File No. 333-290944), relating to the offer and resale from time to time shares of common stock, par value $0.0001 per share, of Tivic Health Systems, Inc. (the “Company,” “we,” “our,” or “us”), pursuant to that certain Securities Purchase Agreement, dated April 29, 2025 (the “Purchase Agreement”), we entered into with Helena Global Investment Opportunities 1 Ltd. (“Helena”).

This prospectus supplement is being filed to update (i) the Selling Stockholders table to reflect transfers, including gifts, of the registered shares and (ii) to reflect an assignment of, and an amendment to, the Purchase Agreement.

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

Shares of our common stock are listed on the Nasdaq Capital Market of the Nasdaq Stock Market, LLC under the symbol “TIVC.” The last reported sale price of our common stock on the Nasdaq Capital Market on December 10, 2025 was $2.38 per share.

We may further amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make an investment decision.

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Investing in our common stock involves a high degree of risk. Before making any investment decisions, please read “Risk Factors” beginning on page 11 of this prospectus as well as the risk factors incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is December 11, 2025.

The following information is provided to update the Selling Stockholder Transactions section to reflect that certain amendment to Series B Purchase Agreement (the “Amendment”), dated December 9, 2025, by and between the Company and 3i, LP.

THE SELLING STOCKHOLDER TRANSACTIONS

Assignment of, and Amendment to, the Purchase Agreement

Pursuant to the Purchase Agreement, subject to the conditions set forth therein, the Company agreed to sell to Helena, and Helena agreed to purchase from the Company, up to 8,400 shares of the Company’s Series B Non-Voting Convertible Preferred Stock (“Series B Preferred Stock”) and Investor Warrants to purchase shares of the Company’s common stock for a total purchase price of up to $8,400,000 in several tranche closings. As of December 9, 2025, the Company had completed four of the six tranche closings contemplated by the Purchase Agreement. On December 9, 2025, Helena assigned the Purchase Agreement, including all of its rights and obligations thereunder, to 3i, and 3i purchased all of the outstanding shares of Series B Preferred Stock and the Investor Warrants from Helena.

On December 9, 2025, the Company and 3i entered into an Amendment to the Purchase Agreement (the “Amendment”), which amends the Purchase Agreement to:

•	extend the termination date of the Purchase Agreement from no later than December 31, 2025 to no later than December 9, 2026;

•	provide that the Fifth Tranche Closing (as defined in the Amendment) shall occur on the third trading day following delivery by 3i of a Purchaser Closing Notice (as defined in the Amendment) to the Company with respect to such tranche, and that the Final Tranche Closing (as defined in the Amendment) shall occur on the third trading day following delivery by 3i of a Purchaser Closing Notice (as defined in the Amendment) to the Company with respect to such tranche, in each case in 3i’s sole discretion; and

•	provide that the Company’s board of directors shall take all necessary action to lower the Floor Price (as defined in the Certificate of Designation) to $0.39 per share, and that, in connection therewith, the Company shall hold a meeting of its stockholders no later than March 9, 2026 to seek their approval to waive the Cap. For purposes of the Amendment, the “Cap” means the number of shares of common stock or pursuant to the transactions entered into on December 9, 2025 (including the lowering of the Floor Price pursuant to the Amendment) by the Company to the extent that after giving effect thereto, the aggregate number of shares of common stock that would be issued as well as permitted to vote or be converted or exercised for pursuant to such transactions would not exceed 19.99% of the Company’s outstanding shares of common stock as of such date.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document attached as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Commission on December 11, 2025.

The following information is provided to update the Selling Stockholders table in the Prospectus to reflect the transfers, including gifts, of the resale of all of the shares.

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SELLING STOCKHOLDERS

This prospectus covers the possible sale, or other disposition, from time to time by the Selling Stockholders, including their pledgees, donees, transferees, assigns or other successors in interest, of up to 1,580,437 shares of our common consisting of (i) up to 1,352,395 shares of common stock issuable to 3i upon conversion of shares of our Series B Preferred issued in the Fourth Tranche (as defined therein) pursuant to the Purchase Agreement, based on the Floor Price of $1.294; (ii) up to 195,793 shares of common stock issuable to 3i upon exercise of Investor Warrants in the Fourth Tranche together with the shares of Series B Preferred pursuant to the Purchase Agreement; (iii) up to 32,249 shares of common stock issuable upon exercise of Placement Agent Warrants issued to the designees of Craft in connection with the Fourth Tranche Closing. Other than the transactions described under the section of this prospectus entitled “The Selling Stockholder Transactions,” the Selling Stockholders have not had any material relationship with us within the past three years. We will incur all costs associated with this prospectus and the registration statement of which it is a part.

The below table sets forth certain information with respect to the Selling Stockholders, including (a) the shares of our common stock beneficially owned by the Selling Stockholders prior to this offering, based on the Floor Price and not taking account any limitations on conversion of the Series B Preferred and exercise of the Warrants held by the Selling Stockholders, including the Beneficial Ownership Limitation (defined below); (b) the number of shares of our common stock being offered by the Selling Stockholders pursuant to this prospectus; and (c) the Selling Stockholders’ beneficial ownership of our common stock after completion of this offering, assuming that all of the shares of common stock covered by this prospectus (but none of the other shares, if any, held by the Selling Stockholders) are sold to third parties in this offering.

Pursuant to the Certificate of Designation and the Warrants, the Selling Stockholders may not convert shares of the Series B Preferred or exercise their Warrants, as applicable, to the extent that immediately after such conversion or exercise such Selling Stockholder would beneficially own a number of shares of our common stock which would exceed 4.9% (in the case of 3i) or 4.99% (in the case of holders of the Placement Agent Warrants) of the outstanding shares of our common stock, which may be increased by a Selling Stockholder to up to 19.9% (in the case of 3i) or 19.99% (in the case of holders of the Placement Agent Warrants) upon 61 days’ notice from the Selling Stockholders to the Company (the “Beneficial Ownership Limitation”), provided that any such adjustment to the Beneficial Ownership Limitation shall only apply to the Selling Stockholder that elected to make such adjustment and shall not be effective until sixty-one (61) days after the Company’s receipt of notice of such adjustment. The number of shares set forth in the below table does not reflect the application of the Beneficial Ownership Limitation. Additionally, because the Conversion Price applicable to the shares of Series B Preferred is not fixed, but is limited by the Floor Price, the number of shares of common stock that will actually be issued to 3i upon conversion of the shares of Series B Preferred may be less than the number of shares included in the below table and being offered by this prospectus.

The table is based on information supplied to us by the Selling Stockholders. Beneficial and percentage ownership is determined in accordance with the rules and regulations of the Commission, which is based on voting or investment power with respect to such shares, and this information does not necessarily indicate beneficial ownership for any other purpose. In accordance with Commission rules, in computing the number of shares beneficially owned by the Selling Stockholders, shares of common stock subject to derivative securities held by a Selling Stockholder that are currently exercisable or convertible, or that will be exercisable or convertible within 60 days after December 11, 2025, are deemed outstanding for purposes of that Selling Stockholders.

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The Selling Stockholders may sell all, some or none of their shares of common stock covered by this prospectus. We do not know the number of such shares, if any, that will be offered for sale or otherwise disposed of by the Selling Stockholders. See “Plan of Distribution.”

	Shares of Common Stock Beneficially Owned Before		Shares of Common Stock Offered Under this		Shares of Common Stock Beneficially Owned After Offering(1)
Name of Selling Stockholder	Offering		Prospectus		Number	Percentage(2)
3i, LP(3)	3,214,777	(4)	1,548,188	(5)	1,666,589	33.9%
Mackey Alligood(6)	23,283	(7)	9,031	(8)	14,252	*
Christian Hiller(6)	23,282	(9)	9,030	(10)	14,252	*
Stephen Kiront(6)	17,591	(11)	7,094	(12)	10,497	*
Barry Kiront(6)	18,991	(13)	7,094	(14)	11,897	*

(1)	Assumes that all of the shares of common stock being registered by this prospectus are resold by the Selling Stockholders to third parties.

(2)	Based on 1,765,952 shares of our common stock outstanding as of December 8, 2025.

(3)	The business address of 3i, LP is 2 Wooster Street, 2nd Floor, New York, NY 10013. 3i, LP’s principal business is that of a private investor. Maier Joshua Tarlow is the manager of 3i Management, LLC, the general partner of 3i, LP, and has sole voting control and investment discretion over securities beneficially owned directly by 3i, LP and indirectly by 3i Management, LLC. We have been advised that none of Mr. Tarlow, 3i Management, LLC or 3i, LP is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Tarlow as to beneficial ownership of the securities beneficially owned directly by 3i, LP and indirectly by 3i Management, LLC.

(4)	Consists of (i) up to 61,287 shares of common stock issuable to 3i upon exercise of the Investor Warrants issued in the Initial Tranche together with the shares of Series B Preferred; (ii) up to 64,065 shares of common stock issuable to 3i upon exercise of the Investor Warrants issued in the Second Tranche together with the shares of Series B Preferred; (iii) up to 1,352,395 shares of common stock issuable upon conversion of shares of our Series B Preferred issued in the Third Tranche pursuant to the Purchase Agreement, based on the Floor Price; (iv) up to 188,842 shares of common stock issuable to 3i upon exercise of the Investor Warrants issued in the Third Tranche together with the shares of Series B Preferred; (v) up to 1,352,395 shares of common stock issuable to 3i upon conversion of shares of our Series B Preferred issued in the Fourth Tranche pursuant to the Purchase Agreement, based on the Floor Price; and (vi) up to 195,793 shares of common stock issuable to 3i upon exercise of the Investor Warrants issued in the Fourth Tranche together with the shares of Series B Preferred.

(5)	Consists of (i) up to 1,352,395 shares of common stock issuable to 3i upon conversion of shares of our Series B Preferred issued in the Fourth Tranche pursuant to the Purchase Agreement, based on the Floor Price, and (ii) up to 195,793 shares of common stock issuable to 3i upon exercise of the Investor Warrants issued in the Fourth Tranche together with the shares of Series B Preferred.

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(6)	Mackey Alligood, Christian Hiller, Stephen Kiront and Barry Kiront are each affiliated with Craft Capital Management, LLC, with a registered address of 1200 N. Federal Hwy, Suite 328, Boca Raton, FL 33432, and each such individual has sole voting and dispositive power over the securities held by such individual.

(7)	Consists of up to 2,800, 3,100 and 8,352 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Alligood in connection with the Initial Tranche Closing, Second Tranche Closing and Third Tranche Closing, respectively.

(8)	Consists of up to 9,031 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Alligood in connection with the Fourth Tranche Closing.

(9)	Consists of up to 2,800, 3,100 and 8,352 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Hiller in connection with the Initial Tranche Closing, Second Tranche Closing and Third Tranche Closing, respectively.

(10)	Consists of up to 9,030 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Hiller in connection with the Fourth Tranche Closing.

(11)	Consists of up to 1,500, 2,434 and 6,563 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Kiront in connection with the Initial Tranche Closing, Second Tranche Closing and Third Tranche Closing, respectively.

(12)	Consists of up to 7,094 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Kiront in connection with the Fourth Tranche Closing.

(13)	Consists of up to 2,900, 2,434 and 6,563 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Kiront in connection with the Initial Tranche Closing, Second Tranche Closing and Third Tranche Closing, respectively.

(14)	Consists of up to 7,094 shares of common stock issuable upon exercise of Placement Agent Warrants issued to Mr. Kiront in connection with the Fourth Tranche Closing.

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